82-1356

5 March 2004

04010431

04 MAR 10 7:21

SUPPL

LAURA ASHLEY HOLDINGS plc
("the Company")

The Company received notification on 5 March 2004 from GAM London Limited dated 15th January 2004 that it has a material interest in 45,520,750 ordinary shares of the Company representing 6.102% of the issued share capital of the Company. The shares are registered in the name of 8 separate fund accounts designated as SJPI GAM Sterling Managed Fund (8,350,000 ordinary shares), SJPI GAM US Dollar Managed Fund (1,500,000 ordinary shares), GAM International Growth Fund (7,655,000 ordinary shares), GAM UK Diversified Fund (6,734,750 ordinary shares), GAM Exempt Trust – UK Opportunities (1,246,000 ordinary shares), SJP/GAM Managed – Life (8,950,000 ordinary shares), SJP/GAM Managed – Pension (5,825,000 ordinary shares) and St. James's Place Recovery Unit Trust (5,260,000 ordinary shares).

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